82-2553

04012744

4BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: ___X___ **Schedule A**

_______ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Megastar Development Corp.
ISSUER'S ADDRESS:	Box 865, #5 – 911 Glover Road, Fort Langley, BC V1M 2S2
ISSUER'S TELEPHONE NUMBER:	(604) 888-0786
CONTACT PERSON:	Peter Haladin
CONTACT'S POSITION:	Director
CONTACT TELEPHONE NUMBER:	(604) 888-0786
CONTACT EMAIL ADDRESS:	p.haladin@shawcable.com WEBSITE ADDRESS: N/A
FOR QUARTER ENDED:	November 30, 2003
DATE OF REPORT:	January 28, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"James Reamsbottom"	James Reamsbottom	"04/01/28"
"Peter Haladin"	Peter Haladin	"04/01/28"

SUPPL

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2003

FEB 09 2004

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET

NOVEMBER 30, 2003

(UNAUDITED)

	Nov. 30, 2003	Feb. 28, 2003
ASSETS		
CURRENT		
Cash	$ 8.851	$ 11.843
GST receivable	1.476	1.497
	10.327	13.340
RESOURCE PROPERTIES (Note 3)	11.323	11.323
	$ 21.650	$ 24.663
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 53.109	$ 35.240
Due to related parties	3.160	62.063
	56.269	97.303
SHAREHOLDERS' DEFICIENCY		
SHARE CAPITAL (Note 4)	5.023.081	4.874.081
SHARE SUBSCRIPTIONS	-	14.000
DEFICIT	(5.057.700)	(4.960.721)
	(34.619)	(72.640)
	$ 21.650	$ 24.663

APPROVED BY THE DIRECTORS:

"James Reamsbottom"

"Peter Haladin"

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

FOR THE PERIOD ENDED NOVEMBER 30, 2003

(UNAUDITED)

	3 months ended November 30, 2003	3 months ended November 30, 2002	9 months ended November 30, 2003	9 months ended November 30, 2002
EXPENSES				
Administration	$ 6,000	$ 6,000	$ 18,000	$ 18,000
Exploration costs written off	24,163	108	24,324	108
Filing fee	179	(84)	4,799	2,781
Interest and bank charges	26	92	120	145
Investor relations	(4,325)	-	(4,325)	1,276
Management fees	7,500	7,500	22,000	22,500
Office and miscellaneous	1,293	1,487	4,987	3,529
Professional fees	2,102	2,696	10,675	16,297
Promotion and travel	4,553	11,526	9,567	11,954
Shareholder information	1,391	304	1,391	2,761
Telephone	189	753	649	1,982
Transfer agent	743	1,011	4,792	4,507
	43,814	31,393	96,979	85,840
NET LOSS FOR THE PERIOD	(43,814)	(31,393)	(96,979)	(85,840)
DEFICIT, BEGINNING OF PERIOD	(5,013,886)	(4,903,773)	(4,960,721)	(4,849,326)
DEFICIT, END OF PERIOD	$(5,057,700)	$(4,935,166)	$(5,057,700)	$(4,935,166)
BASIC AND DILUTED LOSS PER SHARE	$ (0.0006)	$ (0.005)	$ (0.013)	$ (0.013)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDED NOVEMBER 30, 2003

(UNAUDITED)

	3 months ended November 30, 2003	3 months ended November 30, 2002	9 months ended November 30, 2003	9 months ended November 30, 2002
OPERATING ACTIVITIES				
Net loss for the period	$ (43,814)	$ (31,393)	$ (96,979)	$ (85,840)
Items not involving cash:				
Exploration costs written off	24,163	105	24,324	105
Non-cash working capital items	17,737	(1,343)	(41,013)	35,971
	(1,914)	(32,631)	(113,668)	(49,764)
FINANCING ACTIVITIES				
Share subscriptions issued	-	-	(14,000)	-
Proceeds from shares issued	26,000	32,635	149,000	43,195
	26,000	32,635	135,000	43,195
INVESTING ACTIVITIES				
Increase in resource properties	(24,163)	(105)	(24,324)	(105)
DECREASE IN CASH	(77)	(101)	(2,992)	(6,674)
CASH, BEGINNING OF PERIOD	8,928	877	11,843	7,450
CASH, END OF PERIOD	$ 8,851	$ 776	$ 8,851	$ 776

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

MEGASTAR DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2003

(UNAUDITED – PREPARED BY MANAGEMENT)

1. NATURE OF OPERATIONS

The Company is a development stage public Company whose shares trade on the TSX Venture Exchange. The Company is in the process of exploring its mineral property and has not yet determined whether this property contains mineral reserves that are economically recoverable. The consolidated financial statements have been prepared on a going concern basis. At November 30, 2003, the Company has a working capital deficiency of $45,942 and has incurred losses of $5,057,700 since inception. *Its ability to continue as a going concern is dependant upon the ability* of the Company to generate profitable operations in the future and to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on the assumption that the Company is a going concern.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgment. The financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) <u>Principles of Consolidation</u>

These financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary 1055019 Ontario Limited, ("Ontario Co."). All intercompany transactions have been eliminated.

b) <u>Foreign Currency Translation</u>

Foreign currency transactions are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the balance sheet date exchange rate and non-monetary items are translated at the historical exchange rate. Revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

c) Resource Properties – continued

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The amounts shown as resource properties, which include deferred exploration costs, represent unamortized costs to date and do no necessarily reflect present or future values.

d) General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

e) Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and amounts due to or by related parties approximate fair market value because of the short maturity of those instruments.

f) Basic and Diluted Loss per Share

Basic earnings per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted Loss per share.

3. RESOURCE PROPERTIES

	Nov. 30, 2003	Feb 28, 2003
Simkar property, Quebec		
Acquisition costs	$ 1	$ 1
Otish Mountain Claim, Quebec		
Acquisition costs	10,000	10,000
Deferred exploration costs	1,322	1,322
	$ 11,323	$ 11,323

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two mining concessions totaling 557 acres located in Louvicourt Township, Quebec. During the year ended February 28, 2001, management of the Company wrote down the property by $802,025 to its net recoverable value of $30,000. During the year ended February 28, 2002 management of the Company wrote down the property by $30,000 to a nominal value of $1. During the period exploration costs incurred of $24,324 had been expensed.

b) Otish Mountain Property, Quebec, Canada

During the year ended February 28, 2002, the Company acquired a 100% interest in 2,500 hectares in Otish Mountain region of Quebec from Quebec Ministry of National Resources for cash of $10,000.

4. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, February 28, 2002	6,527,020	$ 4,830,885
Issued pursuant to exercise of stock options	414,351	43,196
Balance, February 28, 2003	6,941,371	4,874,081

4. SHARE CAPITAL - continued

Pursuant to private placement	800,000	96,000
Pursuant to stock options exercised	400,000	53,000
Balance, November 30, 2003	8,141,371	$ 5,023,081

c) Shares Held in Escrow

As at November 30, 2003, 131,250 shares of the Company are subject to an escrow agreement and may not be transferred, assigned or otherwise dealt with without regulatory consent.

d) Stock Options

As at November 30, 2003, the following stock options are outstanding:

Number of shares	Exercise Price	Expiry Date
42,000	$0.12	December 29, 2005
202,068	$0.13	March 6, 2008

e) Warrants

As at November 30. 2003 the following warrants are outstanding:

Number of shares	Exercise Price	Expiry Date
800,000	$0.16	April 15, 2005

See Note 6

5. RELATED PARTY TRANSACTIONS

a) During the period the Company paid management and administrative fees of $40,000 (2002 – $40,500) to the directors and a company belonging to a director.

b) During the period the Company accrued $1,200 (2002 - $1,500) and paid $2,900 (2002 - $1,500) for accounting fees to a firm belonging to a director and $1,800 (2002 – NIL) for car allowance to another director.

c) Accounts payable at November 30, 2003 included $2,889 (2002 - $1,605) due to an accounting firm in which a director is a partner.

d) The amount due by or to related parties are unsecured non-interest bearing and have no specific terms for repayment.

6. SUBSEQUENT EVENTS

a) Subsequent to November 30, 2003, 42,000 stock options at $0.12 per share and 52,068 at $0.13 per share were exercised to net the Company $11,809.

b) Subsequent to November 30, 2003, 673,544 stock options at $0.11 per share were granted to the directors by the Company. The stock options are exercisable for a period of five years.

c) Subsequent to November 30, 2003, the Company announced a non-brokered private placement of 300,000 flow-through shares and 1,050,000 non flow-through shares, at $0.11 per share. In connection with this private placement, 1,350,000 share purchase warrants were issued at $0.15 per share for a two year period.

d) Included under accounts payable was $47,382 due on the two mining concessions. These were settled by the Company on January 27, 2004.

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of:_______Schedule A

___X___Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER	Megastar Development Corp.
ISSUER'S ADDRESS	Box 865, #5 – 9110 Glover Road, Fort Langley, BC V1M 2S2
ISSUER'S TELEPHONE NUMBER	(604) 888-0786
CONTACT PERSON	Peter Haladin
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	(604) 888-0786
CONTACT EMAIL ADDRESS	p.haladin@shawcable.com WEBSITE ADDRESS N/A
FOR QUARTER ENDED	November 30, 2003
DATE OF REPORT	January 28, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"James Reamsbottom"	James Reamsbottom	"04/01/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Peter Haladin"	Peter Haladin	"04/01/28"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION
See consolidated financial statements attached

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

Administrative Expenses
- See consolidated financial statements attached

Deferred Costs
- during the period $23,691 was accrued in respect of taxes due on the two mining concessions which comprised of the Simkar property. In addition, $633 was paid for the property tax, report and maps.

2. Related party transactions:
- See Note 5 to the consolidated financial statements attached

- Summary of securities issued and options granted during the period:

a) Summary of common shares issued:

Issue Date	Type of Issue	Quantity	Price	Net Proceeds	Consideration
April 22, 2003	Private placement	800,000	$0.12	$96,000	Cash
March 3, 2003	Exercise of options	100,000	$0.14	$14,000	Cash
July 17, 2003	Exercise of options	100,000	$0.13	$13,000	Cash
Oct. 27, 2003	Exercise of options	100,000	$0.13	$13,000	Cash
Nov. 21, 2003	Exercise of options	100,000	$0.13	$13,000	Cash

b) Summary of options granted during the period:

Date granted	Optionees	Quantity	Price	Expiry Date
March 6, 2003	James Reamsbottom	150,000	$0.13	March 6, 2008
March 6, 2003	Peter Haladin	352,068	$0.13	March 6, 2008

4. Summary of securities at the end of the reporting period:

a) Authorized share capital
- See Note 4 of the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
- See Note 4 of the consolidated financial statements

c) Summary of option, warrants and convertible securities outstanding:
- See Note 4 of the consolidated financial statements

d) Total number of shares in each class of shares subject to escrow or pooling agreements: 131,250 common shares

- List of directors and officers

Peter Haladin, President, Director and CEO
James Reamsbottom, Director, Secretary and CFO
Dusan Berka, Director
Hanif Sachedina, Director

Schedule C: Management Discussion
- See attached

MEGASTAR DEVELOPMENT CORP.
QUARTERLY REPORT – FORM 51-901F
For the period ended November 30, 2003

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown for the mineral property and related deferred costs is dependent upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

During the period under review the Company incurred only $24,324 on exploration expenditures, which were expensed.

Simkar Property

A lot of activity has been observed in "Val d'Or region" of Quebec with the rise in gold prices.

AUR Resources in particular has been actively exploring the area surrounding the Simkar Property.

The Company has spent over $800,000 on a drilling program 6 years ago.

The Company has received an engineering report recommending a drilling program on the northerly portions of the Simkar property and the management is discussing the program with drilling operators in the Val D'Or area of Quebec.

Otish Mountain Claims

Some very encouraging results have been encountered by Ashton Resources in that region of several diamond bearing kimberlites.

The Company will be discussing with its engineers a plan of preliminary exploration.

The Company did not earn any income during the period while incurring expenses of $96,979 as compared to expenses of $85,840 during the comparative period.

For a detailed analysis of expenditures refer to the financial statements.

There were no legal proceedings against the Company during the period.

The Company has not entered into investor relations agreements yet, but has been in contact with a German Group for a possible investor relations representation in Europe.

The Company did not enter into any other material contracts during the period.

Subsequent Events

a) Subsequent to November 30, 2003, 94,068 stock options were exercised to net the Company $11,809.

b) Subsequent to November 30, 2003, 673,544 stock options at $0.11 per share were granted to the directors by the Company. The stock options are exercisable for a period of five years.

c) Subsequent to November 30, 2003, the Company announced a non-brokered private placement of 300,000 flow-through shares and 1,050,000 non flow-through shares, at $0.11 per share. In connection with this private placement, 1,350,000 share purchase warrants were issued at $0.15 per share for a two year period. $148,500 had been received.

Financings, Principal Purposes and Milestones

During the nine month period ended November 30, 2003, the Company received $135,000 cash from issuance of shares.

Liquidity and Solvency

The Company had a working capital deficiency of $45,942 at November 30, 2003.